News

FOR IMMEDIATE RELEASE

BMO Financial Group Declares Increase to Dividend

TORONTO, February 24, 2004 — The Board of Directors of Bank of Montreal today declared a quarterly dividend of 40 cents a share on paid-up common shares of Bank of Montreal for the second quarter of fiscal year 2004, up 5 cents from the previous quarter. This is the twelfth consecutive annual increase.

For the current quarter, the board also declared a dividend of 34.6875 cents a share on paid-up Class B Preferred Shares Series 3, a dividend of 30.00 cents a share on paid-up Class B Preferred Shares Series 4, a dividend of 33.125 cents a share on paid-up Class B Preferred Shares Series 5, a dividend of 29.6875 cents a share on paid-up Class B Preferred Shares Series 6, and a dividend of U.S. 37.1875 cents a share on paid-up Class B Preferred Shares Series 10 of BMO.

In the future, the quarterly common share dividend will be announced concurrent with the release of quarterly results, as we have done this quarter. The schedule of payment dates is, however, being maintained.

The dividend on the common shares is payable May 28, 2004 to shareholders of record on May 7, 2004. The dividends on the preferred shares are payable May 25, 2004 to shareholders of record on May 7, 2004.

Contacts:
Media Relations
Ian Blair, Toronto, ian.blair@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101

Investor Relations
Susan Payne, Toronto, susan.payne@bmo.com, (416) 867-6656
Lynn Inglis, Toronto, lynn.inglis@bmo.com, (416) 867-5452

Internet: www.bmo.com